===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               DELPHI CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

-------------------------------------------------------------------------------
                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    247126105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Merrill Lynch & Co., Inc.
                            4 World Financial Center
                                250 Vesey Street
                            New York, New York 10080
                           Telephone: (212) 449 - 1000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 18, 2007
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. This box should not be checked off.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).
===============================================================================

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 2 of 16
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch & Co., Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,475,287 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     0 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,475,287 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,475,287 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.27 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided in its Schedule 13D/A, filed on January 18, 2007, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares); based on information provided in its Schedule D filed on December 22, 2006, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and based on information provided in its Schedule 13D, filed on January 8, 2007, UBS Securities LLC and its related entities beneficially own 4,422,207 Shares (0.79%). The total percentage of the outstanding Shares beneficially owned by the group is 15.02%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 3 of 16
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch, Pierce, Fenner & Smith Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   1,467,903 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     1,467,903 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,467,903 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.26 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BD, IA, CO
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided in its Schedule 13D/A, filed on January 18, 2007, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares); based on information provided in its Schedule D filed on December 22, 2006, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and based on information provided in its Schedule 13D, filed on January 8, 2007, UBS Securities LLC and its related entities beneficially own 4,422,207 Shares (0.79%). The total percentage of the outstanding Shares beneficially owned by the group is 15.02%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 4 of 16
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch Financial Markets, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   515 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     515 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         515 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided in its Schedule 13D/A, filed on January 18, 2007, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares); based on information provided in its Schedule D filed on December 22, 2006, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and based on information provided in its Schedule 13D, filed on January 8, 2007, UBS Securities LLC and its related entities beneficially own 4,422,207 Shares (0.79%). The total percentage of the outstanding Shares beneficially owned by the group is 15.02%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 5 of 16
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch Bank & Trust Co., FSB
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Savings Bank under US Federal law
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   6,704 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     6,704 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,704 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BK
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided in its Schedule 13D/A, filed on January 18, 2007, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares); based on information provided in its Schedule D filed on December 22, 2006, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and based on information provided in its Schedule 13D, filed on January 8, 2007, UBS Securities LLC and its related entities beneficially own 4,422,207 Shares (0.79%). The total percentage of the outstanding Shares beneficially owned by the group is 15.02%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 6 of 16
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch International
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   165 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     165 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         165 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided in its Schedule 13D/A, filed on January 18, 2007, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares); based on information provided in its Schedule D filed on December 22, 2006, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and based on information provided in its Schedule 13D, filed on January 8, 2007, UBS Securities LLC and its related entities beneficially own 4,422,207 Shares (0.79%). The total percentage of the outstanding Shares beneficially owned by the group is 15.02%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 7 of 16
---------------------                                         -----------------

This Amendment No. 1 (the "Amendment") to the statement on Schedule 13D initially filed on December 28, 2006 (the "Initial Schedule 13D") by Merrill
Lynch & Co., Inc. ("ML&Co."), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), Merrill Lynch Financial Markets, Inc. ("MLFM"), Merrill Lynch Bank & Trust Co., FSB ("MLTFSB") and Merrill Lynch International ("MLI") (collectively, the "Reporting Persons"), relates to shares of Common Stock, par value $0.01 per share (the "Shares") of Delphi Corporation (the "Issuer"), and is being filed to amend the Initial Schedule 13D as specifically set forth below.

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Reporting Person, as such term is defined in Item 2 of the Initial Schedule 13D.

The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.


ITEM 4. PURPOSE OF TRANSACTIONS.

Item 4 is amended and restated as follows:

The acquisition of the shares of Common Stock that are currently beneficially owned by the Reporting Persons was for investment purposes or in other ordinary course activities. As described below, MLPF&S has acted as a financial advisor and investor in connection with a proposal for an investment in the Issuer.

On July 31, 2006, Appaloosa Management L.P. ("Appaloosa") and the Issuer entered into a Confidential Information, Standstill and Nondisclosure Agreement (the "Confidentiality Agreement"). The Confidentiality Agreement is attached as
Exhibit 3 to the Schedule 13D/A filed by Appaloosa on August 1, 2006. Pursuant to the terms of the Confidentiality Agreement, the Issuer may furnish to
Appaloosa certain non-public, confidential and/or proprietary information pertaining to the Issuer which is reasonably necessary in order for Appaloosa to evaluate a possible negotiated business arrangement involving the Issuer in its reorganization case under chapter 11 of the Bankruptcy Code. Subject to customary exceptions, Appaloosa agreed to keep the Evaluation Material (as defined in the Confidentiality Agreement) strictly confidential. Prior to the Release Date (as defined in the Confidentiality Agreement), unless otherwise agreed to by the Issuer in writing, Appaloosa agreed to engage in discussions and negotiate exclusively with the Issuer and its legal and financial advisors with respect to a possible negotiated business arrangement involving the Issuer. In addition, in accordance with the Confidentiality Agreement, Appaloosa withdrew a letter it had written to the Issuer's board of directors on March 15, 2006 regarding the Issuer's chapter 11 reorganization (the "Bankruptcy Proceedings") and agreed not to take certain other actions, as more fully described in the Confidentiality Agreement.

On August 25, 2006, Appaloosa and the Issuer entered into an amendment to the Confidentiality Agreement (the "Amendment"). The Amendment is attached as
Exhibit 6 to the Schedule 13D/A filed by Appaloosa on August 29, 2006. Pursuant to the Amendment, in connection with certain confidential information produced and designated as "confidential" or "highly confidential" by the Debtors (as defined in the Amendment) under various stipulations and protective orders entered into in the Issuer's reorganization case under chapter 11 of the Bankruptcy Code, that has been furnished and may continue to be furnished to certain representatives of Appaloosa (the "Litigation Material"), Appaloosa may use the Litigation Material for a Permitted Purpose (as defined in the Amendment), and the Litigation Material so used will be deemed Evaluation Material (as defined in the Confidentiality Agreement).

On July 31, 2006, Appaloosa engaged UBS Securities LLC ("UBS") as lead financial adviser and lead capital markets provider and engaged MLPF&S as an additional financial adviser, in each case in connection with any potential restructuring, acquisition or other transaction involving the Issuer. Pursuant to the engagement letters, UBS and ML&Co. have been given an opportunity to participate in any debt or equity financing transaction involving the Issuer that is sponsored by Appaloosa and not financed by Appaloosa. The engagement letters are attached as Exhibits 4 and 5, respectively, to the Schedule 13D/A filed by Appaloosa on August 1, 2006.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 8 of 16
---------------------                                         -----------------


                                PROPOSAL LETTER

On December 18, 2006, A-D Acquisition Holdings, LLC ("ADAH") (an affiliate of Appaloosa), Dolce Investments, LLC ("Dolce") (an affiliate of Cerberus Capital Management L.P. ("Cerberus")), Harbinger Del-Auto Investment Company, Ltd. ("Del-Auto") (an affiliate of Harbinger Capital Partners Master Fund I, Ltd. ("Harbinger")), MLPF&S and UBS delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $3.4 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the "Proposal"). Each of ADAH, Dolce, Del-Auto, MLPF&S and UBS are referred to herein as the "Investors." A copy of the Proposal is attached as Exhibit 99.E of Form 8-K filed by Delphi Corporation on December 18, 2006.

According to the Proposal, the Investors would enter into an Equity Purchase and Commitment Agreement (the "Investment Agreement") providing for the potential equity investment. The Proposal will terminate if, on or before January 22, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the Investors approving and authorizing the Issuer to enter into the Investment Agreement and certain other matters, (y) the Issuer has not entered into the Investment Agreement or (z) any of the Investors determines in its sole discretion that any of the conditions contained in the Investment Agreement are incapable of being satisfied or that any of the Investors is entitled to exercise a termination right under the Investment Agreement.


                               EQUITY INVESTMENT

Under the terms of the Investment Agreement, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase an aggregate of $1.2 billion of convertible preferred stock and approximately $200 million of common stock in the reorganized Issuer as follows: (i) each Investor would purchase (A) for $35.00 per share, each Investor's proportionate share of 6,300,000 shares of the reorganized Issuer's new common stock (the "Direct Subscription Shares") and (B) for $35.00 per share, each Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "Series B Preferred Stock"); (ii) Dolce would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "Series A-1 Preferred Stock"); and
(iii) ADAH would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-2 Senior Convertible Preferred Stock (the "Series A-2 Preferred Stock", and together with the Series A-1 Preferred Stock, the "Series A Preferred Stock"). The number of Direct Subscription Shares and Series B Preferred Stock to be purchased by each Investor is set forth on
Schedule 2 to the Investment Agreement.

Additionally, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase any unsubscribed shares of the reorganized Issuer's new common stock in connection with an approximately $2.0 billion rights offering that would be made available to holders of Common Stock as of a record date to be determined by the Issuer. In accordance with the Investment Agreement, the Issuer would distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable by the original eligible holders, would permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $35.00 per share.

Altogether, the Investors could invest up to an aggregate of $3.4 billion in the reorganized Issuer. The Investment Agreement is subject to the completion of due diligence to the satisfaction of the Investors in their sole discretion, satisfaction or waiver of numerous other conditions (including the Issuer's achievement of consensual agreements with its U.S. labor unions and General Motors Corporation ("GM") that are acceptable to the Investors in their sole discretion) and the non-exercise by either the Issuer or the Investors of certain termination rights, all of which are more fully described in the Investment Agreement.

The Investors would be entitled to payment of certain commitment fees and an alternate transaction fee at the times and under the circumstances set forth in the Investment Agreement.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 9 of 17
---------------------                                         -----------------


                        PLAN OF REORGANIZATION FRAMEWORK

The Investors, the Issuer and GM also executed on December 18, 2006, a Plan Framework Support Agreement (the "Plan Framework Support Agreement") which contains terms pursuant to which the parties agree to support confirmation and consummation of a plan of reorganization for the Issuer which will be based on the terms contained in the Plan Framework Support Agreement (the "Plan Framework"). A copy of the Plan Framework Support Agreement is attached as
Exhibit 99.A of the Form 8-K filed by Delphi Corporation on December 18, 2006. The Plan Framework provides for, among other things, the distributions to be made to creditors and stockholders, the treatment of GM's claims against the Issuer, the resolution of certain pension funding issues and the corporate governance of the reorganized Issuer. The Plan Framework Support Agreement as well as the economics and structure of the Plan Framework itself are conditioned on reaching consensual agreements with the Issuer's U.S. labor unions and GM. Both the Issuer and the Investors are permitted to terminate the Investment Agreement (which terminates the Plan Framework Support Agreement) if consensual agreements are not reached with the Issuer's U.S. labor unions and GM by January 31, 2007.


                         CORPORATE GOVERNANCE STRUCTURE

The Investment Agreement and the Plan Framework Support Agreement also include certain corporate governance provisions for the reorganized Issuer. Under the terms of the proposed plan, the reorganized Issuer would be governed by a 12 member board of directors, two of whom would be a new Executive Chairman and a new Chief Executive Officer and President. Pursuant to the term sheet for preferred stock attached as an Exhibit to the Investment Agreement (the "Preferred Term Sheet") and Plan Framework Support Agreement, Rodney O'Neal would be the Chief Executive Officer and President of the Issuer.

A five member selection committee, consisting of John D. Opie, the lead independent director of the Issuer's current board of directors, a representative of each of the Issuer's two statutory committees and a representative of each of Appaloosa and Cerberus will select the company's post-emergence Executive Chairman as well as four other directors (one of whom may be from the Issuer's current board of directors). Appaloosa and Cerberus must both concur in the selection of the Executive Chairman, but do not vote on the four other directors. Each of Appaloosa and Cerberus would appoint three board members comprising the remaining six members of the reorganized Issuer's new board of directors. The Reporting Persons do not have any right to appoint any members of the new board of directors. The new board of directors would be required to satisfy all independence requirements imposed by the relevant stock exchange on which the reorganized Issuer's common stock would be traded. Executive compensation for the reorganized Issuer must be on market terms, must be reasonably acceptable to ADAH and Dolce, and the overall executive compensation plan design must be described in the Issuer's disclosure statement and incorporated into the plan of reorganization. The holders of the Series A Preferred Stock will have certain approval rights with respect to certain significant corporate transactions such as incurring debt, transferring assets and engaging in mergers or acquisitions, as more fully described in the Preferred Term Sheet. The Reporting Persons will not beneficially own any shares of Series A Preferred Stock.

Subsequent to December 18, 2006 and in connection with the Bankruptcy Proceedings, the Investors and the Issuer agreed to certain modifications to the Investment Agreement, including, but not limited to, modifications to the termination rights of the Issuer and the Investor under the Investment Agreement and the circumstances that would constitute a "change of recommendation" by the Issuer. A copy of the modified Investment Agreement has been filed as Exhibit 13 to the Schedule 13D/A filed by Appaloosa on January 18, 2007.

Furthermore, subsequent to December 18, 2006 and in connection with the Bankruptcy Proceedings, the parties to the Investment Agreement agreed to enter into a Supplement to the Investment Agreement (the "IA Supplement") pursuant to which for so long as the official committee of unsecured creditors of the Issuer in the Bankruptcy Proceedings (the "Creditors' Committee") supports the implementation of the Investment Agreement and the Plan Framework Support Agreement and the transactions contemplated thereby, the parties to the Investment Agreement would agree to certain amendments to the Investment
Agreement. In addition, the parties to the Plan Framework Support Agreement agreed to an Amendment and Supplement to the Plan Framework Support Agreement (the "PFSA Amendment and Supplement" and, the PFSA Amendment and Supplement together with the IA Supplement, the "Supplements") pursuant to which (i) the parties to the Plan Framework Support Agreement agreed to certain amendments to the Plan Framework Support Agreement and (ii) for so long as the Creditors' Committee supports the implementation of the Investment Agreement and the Plan Framework Support Agreement and the transactions

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 10 of 16
---------------------                                         -----------------


contemplated thereby, the parties to the Plan Framework Support Agreement would agree to certain additional modifications to the Plan Framework Support Agreement.

The IA Supplement involves, among other things, (i) specified procedures for ADAH and Dolce to propose an alternative exit financing and a related termination right for the Issuer and (ii) modification of the Preferred Term Sheet to clarify that on a change of control of the Issuer, the fair market value of the Series B Preferred Stock shall not reflect the value of the governance rights attributable to the Series A Preferred Stock. The PFSA Amendment and Supplement involves, among other things, the following amendments to the Plan Framework Support Agreement that are independent of continued Creditors' Committee support: (i) a prohibition on the ability of the Issuer and the Investors to terminate the Plan Framework Support Agreement after a disclosure statement is approved and (ii) certain provisions related to interest on trade and other unsecured claims. The PFSA Amendment and Supplement also involves, among other things, certain modifications to the Plan Framework Support Agreement that are contingent on continued Creditors' Committee support that relate to the ability of the Creditors' Committee to review and consult with respect to certain documents that will be included as part of the implementation of a plan of reorganization of the Issuer and executive compensation arrangements. Copies of the Supplements have been filed as Exhibits 14 and 15 to the Schedule 13D/A filed by Appaloosa on January 18, 2007.

On January 11 and January 12, 2007, the Bankruptcy Court held a hearing on Delphi's motion for, among other things, the approval of the Investment Agreement, the Plan Framework Support Agreement and the Supplements. On January 12, 2007, the Bankruptcy Court approved such motion and on January 18, 2007, the modified Investment Agreement and the Supplements were executed by the parties thereto.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the Investment Agreement and the Plan Framework Support Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated as follows:

     (a) - (b) Set forth in the table below is the number and percentage of shares of Shares beneficially owned by each Reporting Person as of January 26, 2007:

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 11 of 16
---------------------                                         -----------------


----------------------------------------------------------------------------------------------------------------
                               Number of Shares        Number of Shares owned     Aggregate Number of Shares
                           Beneficially Owned with     with Shared Voting and        Beneficially Owned(1)
                               Sole Voting and            Dispositive Power
                              Dispositive Power
----------------------------------------------------------------------------------------------------------------
Merrill Lynch & Co., Inc.                       0                  1,475,287                       1,475,287
----------------------------------------------------------------------------------------------------------------

Merrill Lynch, Pierce,                  1,467,903                          0                       1,467,903
Fenner & Smith
Incorporated
----------------------------------------------------------------------------------------------------------------

Merrill Lynch Financial                       515                          0                             515
Markets, Inc.
----------------------------------------------------------------------------------------------------------------

Merrill Lynch Bank &                        6,704                          0                           6,704
Trust Co., FSB
----------------------------------------------------------------------------------------------------------------

Merrill Lynch                                    165                          0                             165
International
----------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-5(b)(1), as a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided in its Schedule 13D/A, filed on January 18, 2007, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares); based on information provided in its Schedule D filed on December 22, 2006, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and based on information provided in its Schedule 13D, filed on January 8, 2007, UBS Securities LLC and its related entities beneficially own 4,422,207 Shares (0.79%). The total percentage of the outstanding Shares beneficially owned by the group is 15.02%.

     (c) The information set forth in Item 3 of the Initial Schedule 13D is hereby incorporated by reference herein. Except as disclosed in Item 4 of the Initial Schedule 13D, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has effected any transaction in the Common Stock in the 60 days prior to the filing of the Initial Schedule 13D on December 28, 2006, nor since then, other than (1) brokerage transactions by MLPF&S and its affiliates on behalf of their customers,
     (2) market making transactions by MLPF&S and its affiliates occurring prior to January 26, 2007 and (3) such transactions as are noted on
     Schedule VI hereto, which is incorporated by reference in its entirety into this Item 5(c).

     (d) Not applicable.

     (e) Not applicable.


                                     * * *

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Item 7 is amended and restated as follows:

    EXHIBIT                               DESCRIPTION
-----------------   -----------------------------------------------------------
      7.1           Joint Filing  Agreement,  dated as of December 28, 2006, by and among Merrill Lynch & Co., Inc., Merrill Lynch, Pierce,
                    Fenner  &  Smith  Incorporated,   Merrill  Lynch  Financial
                    Markets,  Inc.,  Merrill  Lynch Bank & Trust  Co.,  FSB and
                    Merrill Lynch  International  (incorporated by reference to
                    Exhibit  1 to the  Statement  on  Schedule  13 D  filed  by
                    Merrill Lynch & Co., Inc., Merrill Lynch, Pierce,  Fenner &
                    Smith Incorporated,  Merrill Lynch Financial Markets, Inc.,
                    Merrill  Lynch  Bank & Trust  Co.,  FSB and  Merrill  Lynch
                    International on December 28, 2006).

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 12 of 16
---------------------                                         -----------------


      7.2 Confidential Information, Standstill And Nondisclosure Agreement, dated as of July 31, 2006, by and among Delphi Corporation, Appaloosa Management L.P., and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 3 to the Amendment to the Statement on
                    Schedule 13D filed by Appaloosa Management L.P. on August 1, 2006).

      7.3 Amended Confidential Information, Standstill and Nondisclosure Agreement, dated as of August 25, 2006, by and among Appaloosa Management L.P. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to
                    Exhibit 6 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 29, 2006).

      7.4 Engagement Letter, dated as of July 31, 2006, by and among UBS Securities LLC, Appaloosa Management L.P. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 4 to the Amendment to the Statement on
                    Schedule 13D filed by Appaloosa Management L.P. on August 1, 2006).

      7.5 Engagement Letter, dated as of July 31, 2006, by and among Merrill Lynch & Co. Appaloosa Management L.P. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 5 to the Amendment to the Statement on
                    Schedule 13D filed by Appaloosa Management L.P. on August 1, 2006).

      7.6 Proposal Letter (attaching form of Equity Purchase and Commitment Agreement and Equity Commitment Letters) dated December 18, 2006 (incorporated by reference to Exhibit 99.E to the Current Report on Form 8-K filed by Delphi Corporation on December 18, 2006).

      7.7 Plan Framework Support Agreement, dated December 18, 2006, among Delphi Corporation, General Motors Corporation, Appaloosa Management L.P., Cerberus Capital Management, L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 99.A to the Current Report on Form 8-K filed by Delphi Corporation on December 18, 2006).

      7.8 Agreement of Limited Partnership of Del A-2 L.P., dated December 18, 2006, among A-D GP Management, LLC, Appaloosa Investment L.P. I, Palomino Fund Ltd., Harbinger Del-Auto Investment Company, Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 9 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

      7.9 Commitment Letter from Harbinger Capital Partners Master Fund I, Ltd. to Harbinger Del-Auto Investments Company, Ltd. and DEL A-2 L.P. (incorporated by reference to Exhibit 10 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

      7.10 Contribution and Reimbursement Agreement, dated December 18, 2006, between Appaloosa Management L.P. and Cerberus Capital Management L.P. (incorporated by reference to
                    Exhibit 11 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19,
                    2006).

      7.11 Contribution and Reimbursement Agreement, dated December 18, 2006, among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 12 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 13 of 16
---------------------                                         -----------------


      7.12 Form of Equity Purchase and Commitment Agreement, dated January __, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Dolce Investments LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Delphi Corporation (incorporated by reference to Exhibit 13 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on January 18, 2007).

      7.13 Form of Supplement to the Equity Purchase and Commitment Agreement, dated January __, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Dolce Investments LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Delphi Corporation (incorporated by reference to Exhibit 14 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on January 18, 2007).

      7.14 Form of Amendment and Supplement to the Plan Framework Support Agreement, dated January __, 2007, among Delphi Corporation, General Motors Corporation, Appaloosa Management L.P., Cerberus Capital Management, L.P.,
                    Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 15 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on January 18, 2007).

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 14 of 16
---------------------                                         -----------------


SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 30, 2007



MERRILL LYNCH & CO., INC.


By: /s/ Cara Londin
    -------------------------------
    Name:  Cara Londin
    Title: Assistant Secretary


MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


By: /s/ Cara Londin
    -------------------------------
    Name:  Cara Londin
    Title: Assistant Secretary


MERRILL LYNCH FINANCIAL MARKETS, INC.


By: /s/ Jonathan Beebe
    -------------------------------
    Name:  Jonathan Beebe
    Title: Senior Vice President

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 15 of 16
---------------------                                         -----------------


MERRILL LYNCH BANK & TRUST CO., FSB


By: /s/ Jennifer Marre
    -------------------------------
    Name:  Jennifer Marre
    Title: First Vice President


MERRILL LYNCH INTERNATIONAL


By: /s/ Andrew Briski
    -------------------------------
    Name:  Andrew Briski
    Title: Managing Director

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 16 of 16
---------------------                                         -----------------


                                  SCHEDULE VI



---------------------------------------------------------------------------
PURCHASE (P)/       TRADE DATE           PRICE               QUANTITY
SALE(S)
---------------------------------------------------------------------------
S                   11/2/2006*           $2.73               698
---------------------------------------------------------------------------
B                   11/2/2006            $2.66               9,089
---------------------------------------------------------------------------
P                   11/7/2006            $2.04               30,000
---------------------------------------------------------------------------
S                   11/7/2006            $2.1283             30,000
---------------------------------------------------------------------------
P                   11/7/2006            $2.025              30,000
---------------------------------------------------------------------------
S                   11/7/2006            $2.1433             30,000
---------------------------------------------------------------------------
S                   11/9/2006*           $2.45               65
---------------------------------------------------------------------------
P                   11/15/2006           $2.28               2,853
---------------------------------------------------------------------------
S                   11/15/2006           $2.28               2,853
---------------------------------------------------------------------------
S                   11/21/2006*          $2.21               19
---------------------------------------------------------------------------
S                   11/21/2006*          $2.21               78
---------------------------------------------------------------------------
S                   11/21/2006*          $2.18               27
---------------------------------------------------------------------------
S                   11/30/2006*          $2.33               339
---------------------------------------------------------------------------
P                   12/11/2006           $3.186              250,950
---------------------------------------------------------------------------
S                   12/11/2006           $3.194              1,673,000
---------------------------------------------------------------------------
S                   12/11/2006           $3.379138           1,673,000
---------------------------------------------------------------------------
P                   12/12/2006           $3.0753             832,050
---------------------------------------------------------------------------
P                   12/18/2006*          $2.65               100,000
---------------------------------------------------------------------------
P                   12/19/2006*          $2.6548             490,000
---------------------------------------------------------------------------
P                   1/09/2007            $3.40               30,000
---------------------------------------------------------------------------
S                   1/18/2007*           $3.24               175
---------------------------------------------------------------------------
S                   1/18/2007*           $3.24               174
---------------------------------------------------------------------------
P                   1/19/2007+           $2.50               150,000
---------------------------------------------------------------------------
P                                                            1,577++
---------------------------------------------------------------------------

* These transactions were entered into in order to facilitate a transaction for the account of a customer.

+ This transaction reflects the exercise of an option to purchase shares.

++ This figure reflects the net change in the number of shares beneficially owned as a result of customer-directed transactions.